Exhibit 99.1

Ping An Biomedical Co., Ltd.

平安生物医药有限公司

22/F, China United Plaza, 1002-1008, Tai Nan West Street,

Cheung Sha Wan, Kowloon, Hong Kong

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the shareholders of	March 9, 2026
Ping An Biomedical Co., Ltd. 平安生物医药有限公司	Hong Kong

Dear Shareholder:

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Shareholders (the “Meeting” or “Annual General Meeting”) of Ping An Biomedical Co., Ltd. 平安生物医药有限公司, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), will be held on March 18, 2026, at 7/F, China United Plaza, 1002-1008, Tai Nan West Street, Cheung Sha Wan, Kowloon, Hong Kong, commencing at 9 A.M., Hong Kong Time, to consider and if thought fit, pass and approve the following resolutions:

AGENDA FOR ANNUAL GENERAL MEETING

PROPOSAL ONE

RESOLVED as an ordinary resolution that the authorised share capital of the Company be amended in the manner and sequence set out below with immediate effect(collectively, the “Authorised Share Capital Changes”):

(a)	increasing the authorised share capital US$50,000 divided into 800,000,000 ordinary shares of a nominal or par value of US$0.0000625 each to US$312,500 divided into 5,000,000,000 ordinary shares of a par value US$0.0000625 each, by the addition of 4,200,000,000 ordinary shares of a par value US$0.0000625 each;

(b)	re-designating and re-classifying 4,900,000,000 authorised ordinary shares of a par value US$0.0000625 each (including all existing issued ordinary shares) as 4,900,000,000 class A ordinary shares of par value US$0.0000625 each (the “Class A Shares”), where the rights of the existing ordinary shares shall be the same as the Class A Shares;

(c)	cancelling 100,000,000 authorised but unissued ordinary shares of a par value US$0.0000625 each and create a new share class of 100,000,000 class B ordinary shares of par value US$0.0000625 each (the “Class B Shares”), which will be entitled to one hundred (100) votes per share, such that the authorised share capital of the Company shall become US$312,500 divided into 4,900,000,000 class A ordinary shares of a par value US$0.0000625 each and 100,000,000 class B ordinary shares of a par value US$0.0000625 each.

PROPOSAL TWO

RESOLVED as a special resolution that the second amended and restated memorandum and articles of association of the Company, in the substantial form attached to the notice of annual general meeting and the proxy statement as Appendix 1 (the “Second Amended M&A”), be adopted in substitution for and to the exclusion of the existing memorandum and articles of association of the company (the “Existing M&A”)in its entirety with effect upon the Authorised Share Capital Changes taking effect.

PROPOSAL THREE

RESOLVED as an ordinary resolution that, subject to the Authorised Share Capital Changes and Second Amended M&A taking effect and the Company’s receipt of the consent to repurchase and application for shares duly executed by INSPIRETECH LTD (“INSPIRETECH”), the board of directors of the Company (the “Board of Directors”) be and is hereby authorised to repurchase 12,250,000 Class A Shares from INSPIRETECH, all of which are fully paid shares, in consideration of and out of the proceeds of the Company’s new issuance of 12,250,000 Class B Shares to INSPIRETECH (the “Share Repurchase and Issue”).

PROPOSAL FOUR

RESOLVED as an ordinary resolution that following the Authorised Share Capital Changes, and conditional upon the approval of the Board of Directors, with effect on a date within one (1) calendar year after the conclusion of the Annual General Meeting to be determined by the Board of Directors:

(a)	every one thousand (1,000) then issued and unissued Class A Shares, or such lesser whole share amount of not being less than two (2) as the Board of Directors may determine in its sole discretion, be consolidated into one (1) class A ordinary share (the “Consolidated Class A Shares”) where such Consolidated Class A Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the existing Class A Shares as set out in the Existing M&A;

(b)	every one thousand (1,000) then issued and unissued Class B Shares, or such lesser whole share amount of not being less than two (2) as the Board of Directors may determine in its sole discretion, be consolidated into one (1) class B ordinary share (the “Consolidated Class B Shares”), where such Consolidated Class B Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the existing Class B Shares as set out in the Existing M&A;

(c)	all fractional entitlements to the issued Consolidated Class A Shares and Consolidated Class B Shares resulting from such share consolidation will not be issued to the shareholders of the Company and instead, any fractional shares that would have resulted from the share consolidation will be rounded up to the next whole number; and (collectively, the “Share Consolidation”)

(d)	the Board of Directors be authorised and directed to do all such acts and things as it may consider necessary or desirable for the purpose of effectuating the Share Consolidation, including determining the definitive ratio and the effective date of the Share Consolidation and any other changes to the Company’s authorised share capital in connection with and as necessary to effect the Share Consolidation.

PROPOSAL FIVE

RESOLVED as special resolution that subject to and immediately following the Share Consolidation being effected, the relevant provisions of the memorandum and articles of association of the Company then in effect be amended to reflect the Share Consolidation.

The Proposals above and key related information are more fully discussed and disclosed in the accompanying Proxy Statement, which is incorporated herein and made part of this Notice. You are encouraged to review the Proxy Statement carefully and completely.

Only shareholders of record holding our ordinary shares at the close of business on March 3, 2026 (the “Record Date”) are entitled to notice of and to vote during the Annual General Meeting or at any adjournments thereof. This Notice is prepared and dated on the Record Date.

This Notice, Proxy Statement, and accompanying form of proxy card are being distributed and made available to shareholders on or about March 9, 2026.

YOUR VOTE IS IMPORTANT. YOU MAY VOTE VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED ON YOUR PROXY CARD, BY COMPLETING, SIGNING, AND RETURNING THE ENCLOSED PROXY CARD BY MAIL, OR BY VOTING IN PERSON AT THE ANNUAL GENERAL MEETING. VOTING NOW WILL NOT PREVENT YOU FROM VOTING YOUR SHARES IN PERSON IF YOU CHOOSE TO ATTEND THE MEETING.

By Order of the Board of Directors

/s/ Pijun Liu
Pijun Liu
Chairman of the Board of Directors

Ping An Biomedical Co., Ltd.

22/F, China United Plaza, 1002-1008, Tai Nan West Street,

Cheung Sha Wan, Kowloon, Hong Kong

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Ping An Biomedical Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), for use at the Company’s Annual General Meeting of Shareholders, or at any adjournments thereof (the “Meeting” or “Annual General Meeting”). The Meeting will be held on March 18, 2026, at 7/F, China United Plaza, 1002-1008, Tai Nan West Street, Cheung Sha Wan, Kowloon, Hong Kong, commencing at 9 A.M., Hong Kong Time.

SHAREHOLDERS ENTITLED TO VOTE

Only shareholders that owned ordinary shares as of the close of business on March 3, 2026 (the “Record Date”) are entitled to receive this Proxy Statement, notice of the Annual General Meeting, the enclosed proxy card, and to cast votes at the Annual General Meeting. Each holder of the ordinary shares shall be entitled to one vote in respect of each Ordinary Share held by such holder on the Record Date.

QUORUM

At the Meeting, shareholders entitled to vote and present in person or by proxy (or, in the case of a corporate shareholder, by its duly authorized representative) holding in the aggregate not less than one-third of the total issued ordinary shares entitled to vote at the Meeting shall constitute a quorum.

METHODS OF VOTING

Your vote is extremely important. We strongly encourage each shareholder to promptly cast votes by one of the following convenient methods:

●	By Internet;

●	By Mail: You may vote by mail by completing, signing, dating, and returning your enclosed proxy card; or

●	In Person at the Annual General Meeting: You may also attend the Annual General Meeting to cast your vote personally. If you attend and vote at the meeting after previously submitting a proxy, your prior proxy will be revoked automatically upon casting your vote in person.

Proxies returned properly signed and completed will be voted as specified. If no specific instructions are included, proxies will be voted consistent with the Board of Directors’ recommendations (“FOR” voter support). You retain the right to revoke your proxy and vote personally at the Annual General Meeting.

If your shares are registered directly in your name with our transfer agent (“registered shareholders”), please vote promptly using one of the methods described in the instructions. Your shares will be voted according to your directions. If your shares are held in “street name” through a broker, bank, or other nominee (“beneficial shareholders”), please carefully follow the voting instructions provided by your broker, bank, or nominee to ensure your shares are voted as you direct.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions of shareholders will be proposed as follows:

PROPOSAL ONE

RESOLVED as an ordinary resolution that the authorised share capital of the Company be amended in the manner and sequence set out below with immediate effect (collectively, the “Authorised Share Capital Changes”):

(a)	increasing the authorised share capital US$50,000 divided into 800,000,000 ordinary shares of a nominal or par value of US$0.0000625 each to US$312,500 divided into 5,000,000,000 ordinary shares of a par value US$0.0000625 each, by the addition of 4,200,000,000 ordinary shares of a par value US$0.0000625 each;

(b)	re-designating and re-classifying 4,900,000,000 authorised ordinary shares of a par value US$0.0000625 each (including all existing issued ordinary shares) as 4,900,000,000 class A ordinary shares of par value US$0.0000625 each (the Class A Shares), where the rights of the existing ordinary shares shall be the same as the Class A Shares;

(c)	cancelling 100,000,000 authorised but unissued ordinary shares of a par value US$0.0000625 each and create a new share class of 100,000,000 class B ordinary shares of par value US$0.0000625 each (the Class B Shares), which will be entitled to one hundred (100) votes per share, such that the authorised share capital of the Company shall become US$312,500 divided into 4,900,000,000 class A ordinary shares of a par value US$0.0000625 each and 100,000,000 class B ordinary shares of a par value US$0.0000625 each.

PROPOSAL TWO

RESOLVED as a special resolution that the second amended and restated memorandum and articles of association of the Company, in the substantial form attached to the notice of annual general meeting and the proxy statement as Appendix 1 (the “Second Amended M&A”), be adopted in in substitution for and to the exclusion of the existing memorandum and articles of association of the company (the “Existing M&A”)in its entirety with effect upon the Authorised Share Capital Changes taking effect.

PROPOSAL THREE

RESOLVED as an ordinary resolution that, subject to the Authorised Share Capital Changes and Second Amended M&A taking effect and the Company’s receipt of the consent to repurchase and application for shares duly executed by INSPIRETECH LTD (“INSPIRETECH”), the Board of Directors be and is hereby authorised to repurchase 12,250,000 Class A Shares from INSPIRETECH , all of which are fully paid shares, in consideration of and out of the proceeds of the Company’s new issuance of 12,250,000 Class B Shares to INSPIRETECH (the “Share Repurchase and Issue”).

PROPOSAL FOUR

RESOLVED as an ordinary resolution that following the Authorised Share Capital Changes and conditional upon the approval of the Board of Directors, with effect on a date within one (1) calendar year after the conclusion of the Annual General Meeting to be determined by the Board of Directors:

(a)	every one thousand (1,000) then issued and unissued Class A Shares, or such lesser whole share amount of not being less than two (2) as the Board of Directors may determine in its sole discretion, be consolidated into one (1) class A ordinary share (the Consolidated Class A Shares) where such Consolidated Class A Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the existing Class A Shares as set out in the Existing M&A;

(b)	every one thousand (1,000) then issued and unissued Class B Shares, or such lesser whole share amount of not being less than two (2) as the Board of Directors may determine in its sole discretion, be consolidated into one (1) class B ordinary share (the Consolidated Class B Shares), where such Consolidated Class B Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the existing Class B Shares as set out in the Existing M&A;

(c)	all fractional entitlements to the issued Consolidated Class A Shares and Consolidated Class B Shares resulting from such share consolidation will not be issued to the shareholders of the Company and instead, any fractional shares that would have resulted from the share consolidation will be rounded up to the next whole number; and (collectively, the “Share Consolidation”)

(d)	the Board of Directors be authorised and directed to do all such acts and things as it may consider necessary or desirable for the purpose of effectuating the Share Consolidation, including determining the definitive ratio and the effective date of the Share Consolidation and any other changes to the Company’s authorised share capital in connection with and as necessary to effect the Share Consolidation.

PROPOSAL FIVE

RESOLVED as special resolution that subject to and immediately following the Share Consolidation being effected, the relevant provisions of the memorandum and articles of association of the Company then in effect be amended to reflect the Share Consolidation.

Approval of these proposals require the affirmative vote of a simple majority of the votes of the holders of ordinary shares by proxy or, in the case of a holder of ordinary shares being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve these proposals.

BOARD’S RECOMMENDATION ON PROPOSALS

THE BOARD UNANIMOUSLY RECOMMENDS SHAREHOLDERS VOTE “FOR” TO APPROVE PROPOSALS.

COST OF SOLICITATION

The Company will bear all costs associated with the solicitation of proxies, including expenses incurred in preparing, assembling, printing, and distributing proxy materials and soliciting shareholder votes.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The SEC filings of the Company made electronically through the EDGAR system of the SEC are available to the public at the website of the SEC at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

OTHER MATTERS

As of the date of this Proxy Statement, the Board is not aware of any additional business requiring shareholder action at the Annual General Meeting other than the proposals described herein.

By Order of the Board of Directors

/s/ Pijun Liu
Pijun Liu
Chairman of the Board of Directors

Appendix 1

Form of the Second Amended and Restated Memorandum of Association